UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒         Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) 33 3 0026253 9

Publicly-Held Company

Minutes of the General Shareholders’ Meeting of Tele Norte Leste Participações S.A. (the “Company”), held on April 14, 2009, drafted in summarized form pursuant to Paragraph 1 of Article 14 of the Bylaws:

1.	Date, time and place: April 14, 2009, at 5:00pm, at the Company’s headquarters, located at Rua Humberto de Campos No. 425, 8th floor – Leblon, city of Rio de Janeiro, state of Rio de Janeiro.

2.	Agenda: (i) Ratify Management accounts, examine, discuss and vote the Management Report and the Financial Statements for the fiscal year ended December 31, 2008, accompanied by the report of the independent auditors; (ii) Approve the allocation of net profit for the fiscal year ended December 31, 2008, the distribution of dividends considering the amount of interest on Shareholders’ Equity declared during the fiscal year ended December 31, 2008, and the payment of profit sharing to employees pursuant to Article 37 of the Bylaws; (iii) Elect the members and alternate members of the Fiscal Council; and (iv) Establish the compensation of the Management and of the members of the Fiscal Council of the Company.

3.	Call Notice: Public notice published in the Diário Oficial do Estado do Rio de Janeiro, Section V, in the editions of March 30, 2009 (page 65), March 31, 2009 (page 130), and April 1, 2009 (page 38), 2009; and in Valor Econômico – Edição Nacional, in the editions of March 30, 2009 (page C6), March 31, 2009 (page D11) and April 1, 2009 (page B6), pursuant to Article 133 of Law No. 6,404/76.

4.	Attendance: Shareholders representing more than 68% of voting shares and more than 10% of preferred shares without voting rights, according to records and signatures in the Shareholders’ Attendance Record. The following persons also attended the meeting: Julio Cesar Pinto, Officer, Marco Norci Schroeder, Controller, Fernando Linhares Filho, representative of the Fiscal Council, and José Luiz de Souza Gurgel, representative of BDO Trevisan Auditores Independentes.

5.	Board: José Augusto da Gama Figueira and Maria Gabriela Campos da Silva Menezes Côrtes acted as chairman and secretary of the meeting, respectively.

6.	Decisions: The attending shareholders representing more than 68% of voting shares decided the following:

6.1 The attending shareholders unanimously approved, without reservation, the Annual Management Report, the Balance Sheet and the Financial Statements,

1	TELE NORTE LESTE PARTICIPAÇÕES S.A.
General Shareholders’ Meeting held on April 14, 2009

accompanied by the report of the Independent Auditors and the opinion of the Fiscal Council, for the year ended December 31, 2008. Shareholder José Teixeira de Oliveira requested that his vote of praise in favor of the management be recorded in the minutes of the meeting.

Such documents were published in their entirety in the March 12, 2009 editions of the Diário Oficial do Estado do Rio de Janeiro, Section V, pages 58 to 79, and Valor Econômico – Edição Nacional, pages A19 to A31, pursuant to Article 133, of Law No. 6,404/76, and were made available to the shareholders at the headquarters of the Company.

6.2 The attending shareholders unanimously approved, pursuant to the proposition by the Management included in the 2008 Financial Statements, published on March 12, 2009, the allocation of part of 2008’s accrued profit reserve, in the amount of R$24,084,001.35 (twenty-four million, eighty-four thousand, one reais and thirty-five centavos) for distribution of dividends, and the allocation of the net profit for the fiscal year ended December 31, 2008, in the amount of R$1,101,183,734.40 (one billion, one hundred and one million, one hundred and eighty-three thousand, seven hundred and thirty-four reais and forty centavos), as follows: (1) establishment of a legal reserve in the amount of R$55,059,186.72 (fifty-five million, fifty-nine thousand, one hundred and eithy-six reais and seventy-two centavos); (2) the allocation of R$1,070,208,549.03 (one billion, seventy million, two hundred and eight thousand, five hundred and forty-nine reais and three centavos), as follows: (2.a) distribution of dividends to the shareholders of the Company, in the total gross amount of R$790,908,351.02 (seven hundred and ninety million, nine hundred and eight thousand, three hundred and fifty-one reais and two centavos), corresponding to R$2.0688 per common and preferred share, increased by the application of interest at the TR rate (Taxa Referencial) from January 1, 2009 until the effective payment date; and (2.b) the ratification of the payment of Interest on Shareholders’ Equity (“ISE”), which amount will be recorded as dividends, in the total gross amount of R$279,300,198.01 (two hundred and seventy-nine million, three hundred thousand, one hundred and ninety-eight reais and one centavo), to be paid according to shareholding positions on August 15, 2008, corresponding to the gross amount of R$0.7306 per share. It was recorded that the ISE amounts, net of witheld income tax, will be adjusted in the period between August 1, 2008 and December 31, 2008, according to the variation of the Interbank deposit Certificate (Certificado de Depósito Interbancário), or CDI, and increased by the application of interest at the TR rate from January 1, 2009 until the date of payment. The Management of the Company clarified that the shares will be negotiated ex-dividends on a date yet to be confirmed, and the dividends and the ISE recorded as dividends, will be paid in the current fiscal year, pursuant to Paragraph 3 of Article 205 of Law No. 6,404/76, on a date to be confirmed and informed to the shareholders of the Company.

The payment of profit sharing to employees and to the Management of the Company was also unanimously approved, due to the consolidated result of Telemar Norte Leste S.A. and its controlled companies, in the amount of up to R$138,886 thousand (one hundred and thirty-eight million and eight hundred and eighty-six thousand reais).

2	TELE NORTE LESTE PARTICIPAÇÕES S.A.
General Shareholders’ Meeting held on April 14, 2009

Shareholder José Teixeira de Oliveira approved the subject and congratulated the management of the Company.

6.3 The attending shareholders approved the election of the members of the Fiscal Council for the fiscal year beginning on January 1, 2009, for a term of office effective until the General Shareholders’ Meeting to be held in 2010. The following members and alternate members of the Fiscal Council were duly elected by the majority of the attending shareholders (abstentions and dissenting opinions were recorded in annex), pursuant to Article 161 of Law No. 6,.404/76: (1) by nomination of shareholder Telemar Participações S.A: (1.1) as member, Sergio Bernstein, Brazilian, married, civil engineer, Identity Card No. 5,850,726 issued by SSP/SP, and registered under CPF/MF No. 007,296,208-91, living in the city of São Paulo, state of São Paulo, at Rua Barão de Santa Eulália No. 231, apto. 121, Real Park, and his alternate Sidnei Nunes, Brazilian, married, business administrator, Identity Card No. 11,581,938 issued by SSP/SP and registered under CPF/MF No. 011,355,928-37, living in the city of São Paulo, state of São Paulo, at Rua Visconde de Taunay No. 627, apto. 31, Edifício Boullonais; (1.2) as member, Allan Kardec de Melo Ferreira, Brazilian, widower, lawyer, Identity Card No. M-92,892 issued by SSP/MG, and registered under CPF/MF No. 054,541,586-15, living in the city of Belo Horizonte, state of Minas Gerais, at Rua Oscar Versiani Caldeira No. 239, Mangabeiras, and his alternate Dênis Kleber Gomide Leite, Brazilian, married, lawyer, business administrator, Identity Card No. M-559.801 issued by SSP/MG, and registered under CPF/MF No. 125,011,406-30, living in the city of Belo Horizonte, state of Minas Gerais, at Rua Miranda Ribeiro No. 220, apto. 301, Vila Paris; (1.3) as member Fernando Linhares Filho, Brazilian, married, business administrator, Identity Card No. 1,905,373-5 issued by IFP/RJ, and registered under CPF/MF No. 129,110,117-91, living in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Barão da Torre No. 657, apto. 101, and his alternate Aparecido Carlos Correia Galdino, Brazilian, widower, business administrator, Identity Card No. 5,635,466 issued by SSP/SP and registered under CPF/MF No. 666,708,708-25, living in the city of São Paulo, state of São Paulo, at Av. Dr. Chucri Zaidan No. 920, 16th floor, Vila Cordeiro. (2) In a separate vote, the majority of the minority shareholders, by nomination of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, elected the following member and alternate member of the Fiscal Council: as member Pedro Júlio Pinheiro, Brazilian, married, pensioner, Identity Card No. 3509833 issued by SSP/SP, and registered under CPF No. 036418648-87, living in the city of Suzano, state of São Paulo, at Rua Washinton Luiz, 66, and his alternate Dilson de Lima Ferreira Junior, Brazilian, married, business administrator, Identity Card No. 032147340 issued by Detran RJ, and registered under CPF No. 343,431,807-00, living in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Mayrink Veiga, 4, 16th floor.

During the elections it was declared that none of those elected have impediments or legal restrictions that restrict them from taking office.

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General Shareholders’ Meeting held on April 14, 2009

6.4 The shareholders attending the meeting decided to unanimously approve the proposal of the controlling shareholder, Telemar Participações S/A, to establish Management compensation for the next fiscal year as follows: (i) global allowance for the Board of Directors of up to R$3,480,000.00 (three million, four hundred and eighty thousand reais); (ii) global allowance for the Company’s executive officers of up to R$4,485,600.00 (four million, four hundred and eighty-five thousand and six hundred reais), not including possible amounts paid as benefits, representation allowance or profit sharing; and (iii) annual allowance for the Fiscal Council according to the minimum limit established by law, pursuant to Paragraph 3 of Article 162 of Law No. 6,404/76, of R$2,500.00 (two thousand five hundred reais) monthly, for each member (the members of the Fiscal Council will be reimbursed for travel expenses, provided that such expenses have the same treatment, limits and criteria as those used for the Company’s employees, pursuant to the Travel Policy in effect).

Closing: With no other matters to discuss, these minutes were drafted and, after being read and found conforming, were signed by all attending members, the abstentions and declarations accompanying votes were recorded, and the publication of these minutes without the signatures of the attending shareholders was authorized, pursuant to Article 130, Paragraph 2 of Law No. 6,404/ 76.

I certify that this is a copy of the original recorded on the minutes book of the Company.

Rio de Janeiro, April 14, 2009.

José Augusto da Gama Figueira

Chairman

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

4	TELE NORTE LESTE PARTICIPAÇÕES S.A.
General Shareholders’ Meeting held on April 14, 2009

Special Note Regarding Forward-Looking Statements:

These minutes contain certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Luiz Eduardo Falco
Name:	Luiz Eduardo Falco
Title:	Chief Executive Officer

By:	/s/ Julio César Pinto
Name:	Julio César Pinto
Title:	Officer